UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42416

Elong Power Holding Limited

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on July 9, 2025, Elong Power Holding Limited (the “Company”) received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, since the Company has not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Filing”), the Company does not comply with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

The Company filed the Form 20-F on September 22, 2025.

On September 23, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the September 22, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule5250(c)(1). Accordingly, the matter has been closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors